EARNINGS RELEASE

3Q22

QUARTER HIGHLIGHTS

R$14,056 million Net Revenues — 12,390 million in 3Q21

R$2,598 million Gross Profit — 2,488 million in 3Q21

18.5% Gross Margin — 20.1% in 3Q21

R$ (137) million Net Result Continued Op. — (271) million in 3Q21

R$1,374 million Adjusted EBITDA — 1,367 million in 3Q21

9.8% Adjusted EBTIDA Margin — 11.0% in 3Q21

R$ 1,355 million Operating Cash Flow — R$ 1,513 million in 3Q21

3.26x Net Leverage — 3.06x in 3Q21

8.4 years Debt Average Term — 9.3 years in 3Q21

R$13.10 bi
US$ 2.54 bi
Market Cap

BRFS3 R$12.10
BRFS US$ 2.35
Stock Prices

Base: 11.08.2022

1,082,473,246 Common shares
4,356,397 Treasury shares
Base: 09.30.2022
Shares Outstanding

Conference Call
11.10.2022 - Thursday
10:00 a.m. BRT | 8:00 a.m. US ET

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IR Contacts:

Fábio Mariano
CFO and IRO

+55 11 2322 5377 | acoes@brf.com

See more at www.ri.brf-global.com

São Paulo, November 9, 2022 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "Company" releases its results for the 3rd Quarter of 2022. The comments included here refer to results in Reais, in accordance with Brazilian Corporate Law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2021 and/or prior years, as indicated.

Disclaimer

The statements included in this report concerning the Company's prospective business, projections and its growth potential are mere forecasts and were based on Management's expectations regarding the Company's future. These expectations are highly dependent on market variables and the general economic performance of the country, the industry, and the international market, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

Dear Sir(s)/Madam(s)

During this time at BRF, I have found a company with competent professionals at all levels, a management system with highly qualified indicators that will allow us to extract the best performance from the Company through disciplined execution. BRF has strong brands that are present in 95% of Brazilian households, excellent product portfolio, and the appropriate operational infrastructure to build a result that is compatible with our potential.

We need and we will make progress in operational efficiency, improving feed conversion ratios, mortality, yield and productivity, both in slaughter and boning, and, consequently, we will improve our occupancy rate. We will reduce our costs by optimizing the hours worked, without neglecting to control fixed costs.

Our work, together with the management and all other levels of the company, involves consistent progress in operational performance. We have solid internal benchmarks, and we will continue to invest in the qualification and training of our employees, a fundamental aspect in a labor-intensive industry such as ours.

The geographical location of our plants and warehouses and our grain origination capacity are two existing competitive advantages that must be reinforced in order to have an even more balanced, dynamic and flexible supply chain. We will further improve our pricing and inventory management system, with flexibility between domestic and export markets, so that, at the right timing, we will have a more agile and flexible company.

We will continue to diversify markets and improve animal yields with focus on profitability, without overlooking the need to prepare our industrial footprint to meet the demands of new markets and their qualifications.

On the logistics front, the focus is on optimizing fleet occupancy and fill rate, with significant improvement in service levels to our customers. We will work to improve the scheduling and the optimization of energy costs. We will continue to improve service levels and commercial execution.

Capital allocation is key and will be disciplined, both in the short and medium term, without compromising the future.

We will simplify management practices with rationality, pragmatism, and assertiveness, realigning incentive models to enhance execution capacity and, consequently, improve our performance. With agility, industry knowledge, pragmatism, focus, and rationality, we are certain that it is possible. We have the capacity to deliver and to fulfill commitments.

We thank our more than 98,000 employees, our controller, our Board of Directors, shareholders, integrated producers, customers, partners, and the communities where BRF is present. We will continue to evolve the company to make it increasingly more competitive and profitable.

Miguel de Souza Gularte
Global CEO

OPERATIONAL AND FINANCIAL PERFORMANCE

Highlights (Million R$)	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Volume (Thousand Tons)	1,191	1,168	1.9%	1,157	2.9%
Net Revenues	**14,056**	**12,390**	**13.4%**	**12,939**	**8.6%**
Average Price (R$/kg)	*11.80*	*10.61*	*11.3%*	*11.18*	*5.6%*
COGS	(11,458)	(9,902)	15.7%	(10,956)	4.6%
COGS/Kg	*(9.62)*	*(8.48)*	*13.5%*	*(9.47)*	*1.6%*
Gross Profit	**2,598**	**2,488**	**4.4%**	**1,983**	**31.0%**
Gross Margin	*18.5%*	*20.1%*	*(1.6) p.p.*	*15.3%*	*3.2 p.p.*
Net (Loss) Income Continued Operations	**(137)**	**(271)**	***(49.5%)***	**(451)**	**(69.7%)**
Net Margin - Continued Op. (%)	*(1.0%)*	*(2.2%)*	*1.2 p.p.*	*(3.5%)*	*2.4 p.p.*
Net (Loss) Income Total Consolidated	**(137)**	**(277)**	***(50.7%)***	**(468)**	**(70.7%)**
Net Margin - Total Consolidated (%)	*(1.0%)*	*(2.2%)*	*1.4 p.p.*	*(3.6%)*	*2.6 p.p.*
Adjusted EBITDA	**1,374**	**1,367**	**0.5%**	**1,368**	**0.4%**
EBITDA Adjusted Margin (%)	*9.8%*	*11.0%*	*(1.3) p.p.*	*10.6%*	*(0.8) p.p.*
EBITDA	1,323	1,411	(6.3%)	897	47.4%
EBITDA Margin (%)	*9.4%*	*11.4%*	*(2.0) p.p.*	*6.9%*	*2.5 p.p.*
Cash Generation (Consumption)	**(226)**	**(108)**	**110.3%**	**(12)**	**n.m**
Net Debt	14,830	16,682	(11.1%)	14,266	4.0%
Leverage (Net Debt/Adj.EBITDA LTM)	**3.26x**	**3.06x**	**6.5%**	**3.14x**	**3.8%**

The 3Q22 results were impacted by the monetary correction of the financial information of its subsidiary in Turkey, whose economy is now considered hyperinflationary. Thus, all non-monetary assets and liabilities, as well as the income statement items, are adjusted for inflation with a corresponding impact on Financial Result, as per note 1.5 to the Interim Financial Information and table below.

Highlights (Million R$)	Consolidated Managerial Results	Accounting Impacts[1] (non-cash)	Reported Consolidated Result	Chg. %
Volume (Thousand Tons)	1,191	0	1,191	0.0%
Net Revenues	**14,039**	**17**	**14,056**	**(0.1%)**
Average Price (R$/kg)	*11.79*		*11.80*	*(0.1%)*
COGS	(11,413)	(45)	(11,458)	(0.4%)
COGS/Kg	*(9.59)*		*(9.62)*	*(0.4%)*
Gross Profit	**2,625**	**(27)**	**2,598**	**1.1%**
Gross Margin	*18.7%*		*18.5%*	*0.2 p.p.*
EBITDA	**1,356**	**(33)**	**1,323**	**2.5%**
EBITDA Margin (%)	*9.7%*		*9.4%*	*0.2 p.p.*
Adjusted EBITDA	**1,374**	**0**	**1,374**	**0.0%**
EBITDA Adjusted Margin (%)	*9.8%*		*9.8%*	*0.0 p.p.*
Net (Loss) Income Total Consolidated	**(154)**	**17**	**(137)**	***12.6%***
Net Margin - Total Consolidated (%)	*(1.1%)*		*(1.0%)*	*(0.1) p.p.*

[1] Accounting (non-cash) impacts refer to the non-cash impacts of updating the balances of subsidiary operations in Turkey, considered a hyperinflationary economy.

Next, we will present the results by segment, with the respective analyses in the quarterly comparisons eliminating the accounting impacts of Turkey's hyperinflation.

BRAZIL SEGMENT

Brazil Segment	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Net Operating Revenues (R$, Million)	**6,815**	**6,392**	**6.6%**	**6,536**	**4.3%**
Average price (R$/Kg)	*12.06*	*11.07*	*9.0%*	*11.95*	*1.0%*
COGS	(5,723)	(4,919)	16.3%	(5,499)	4.1%
COGS/Kg	*(10.13)*	*(8.52)*	*18.9%*	*(10.05)*	*0.8%*
Gross Profit (R$, Million)	**1,092**	**1,473**	**(25.9%)**	**1,037**	**5.3%**
Gross Margin (%)	*16.0%*	*23.0%*	*(7.0) p.p.*	*15.9%*	*0.2 p.p.*
Adjusted EBITDA (R$ Million)	**458**	**878**	**(47.8%)**	**398**	**15.0%**
Adjusted EBITDA Margin (%)	*6.7%*	*13.7%*	*(7.0) p.p.*	*6.1%*	*0.6 p.p.*

This quarter, we reported 15.0% q/q expansion in Adjusted EBITDA and margin stability over the previous quarter. We highlight the revenue increase of 4.3% q/q, mainly due to the 3.8% growth in processed products volume, while price grew 1 p.p. q/q. The household consumption environment in the domestic market is challenging, the real average income[1] of the population remains at historic lows, and accumulated food inflation reached 11.71%[2] in September. Even with the intensification of governmental actions to help the population, there are indications that the resources made available have been directed to debt repayment[3], we also observe that the current subsidy has reached only 9% of families, concentrated in the D & E classes, in which the penetration of processed products is lower.

However, we observed sequential improvements in the segment's results through actions directed at ensuring adequate price positioning to the consumer, increasing the shelf space of our products, improving the strategy for displaying the portfolio at points of sale, as well as increasing the numerical distribution and the number of active customers. We advanced in market share notably in the margarine (+1.4p.p.) and processed products (+0.7p.p.) categories in the last bimonthly readings[4].

We will continue to focus on the recovery of our operational indicators that will enable greater competitiveness to drive the recovery of the segment's margins.

INTERNATIONAL SEGMENT

International Segment	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Net Operating Revenues (R$, Million)	**6,540**	**5,449**	**20.0%**	**6,116**	**6.9%**
Average price (R$/Kg)	*13.26*	*11.00*	*20.6%*	*12.80*	*3.6%*
COGS	(5,210)	(4,597)	13.3%	(4,802)	8.5%
COGS/Kg	*(10.56)*	*(9.28)*	*13.8%*	*(10.05)*	*5.1%*
Gross Profit (R$, Million)	**1,329**	**851**	**56.1%**	**1,314**	**1.2%**
Gross Margin (%)	*20.3%*	*15.6%*	*4.7 p.p.*	*21.5%*	*(1.2) p.p.*
Adjusted EBITDA (R$, Million)	**800**	**411**	**94.6%**	**868**	**(7.9%)**
Adjusted EBITDA Margin (%)	*12.2%*	*7.5%*	*4.7 p.p.*	*14.2%*	*(2.0) p.p.*

1. Asia

Asia	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Net Operating Revenues (R$, Million)	**1,707**	**1,589**	**7.4%**	**1,486**	**14.9%**
Average price (R$/Kg)	*14.24*	*11.12*	*28.1%*	*12.31*	*15.7%*
COGS	(1,374)	(1,419)	(3.2%)	(1,366)	0.6%
COGS/Kg	*(11.46)*	*(9.93)*	*15.4%*	*(11.32)*	*1.2%*
Gross Profit (R$, Million)	**333**	**170**	**96.2%**	**120**	**178.5%**
Gross Margin (%)	*19.5%*	*10.7%*	*8.8 p.p.*	*8.1%*	*11.5 p.p.*
Adjusted EBITDA (R$, Million)	**214**	**74**	**188.0%**	**37**	**473.4%**
Adjusted EBITDA Margin (%)	*12.5%*	*4.7%*	*7.9 p.p.*	*2.5%*	*10.0 p.p.*

The Asian markets present a 7.4% expansion of net revenue in the yearly comparison, mainly by i) the improvement of prices in dollars of chicken meat to China (+37.0%)[5], Japan (+24.2%)[6] and South Korea (+22.4%)[7], which offset lower volumes of pork and chicken meat to China, where Brazilian imports of chicken and pork meat fell 35.9% and 8.3%[8], respectively. In this quarter, we advanced in the licensing of the Campos Novos - Santa Catarina plant to export pork meat to Singapore and in the licensing of the Marau, Rio Grande do Sul plant to export processed chicken meat products to Japan, expanding the market alternatives to capture opportunities. We also renewed the license for the Uberlândia plant to export chicken meat *in natura* products to Malaysia.

---

[1] Real average usual income. -3% when comparing 3Q22 average vs 2018-2022 average (through Sep/22) Source: Brazilian Institute of Geography and Statistics (IBGE).
[2] IPCA Food. Source: Brazilian Institute of Geography and Statistics (IBGE).
[3] Indebtedness reaches 5.3% of the individuals. Selic Interest Rate of 13.75%. Source BCB.
[4] Source: Nielsen, comparison 4th bimester 2022 x 5th bimester 2022.
[5] Variation of the average price (U$/tons) in 3Q22 vs 3Q21. Source: Secretariat of Foreign Trade - SECEX
[6] Variation of the average price (U$/tons) in 3Q22 vs 3Q21. Source: Secretariat of Foreign Trade - SECEX
[7] Variation of the average price (U$/tons) in 3Q22 vs 3Q21. Source: Secretariat of Foreign Trade - SECEX
[8] Source: Secretariat of Foreign Trade - SECEX

We highlight the sequential evolution of results, with a 9.8 p.p. q/q expansion of the EBITDA margin in the region, impacted by the good momentum of chicken meat for the Asian markets in general. The dollar price of Secretariat of Foreign Trade (SECEX) export chicken meat to Japan increased 3.3%, while to China chicken meat increased 19.6% q/q[9], while pork meat increased 5.9%[10].

2. Halal Distribution - Halal DDP

Halal DDP	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Net Operating Revenues (R$, Million)	2,662	2,120	25.5%	2,687	(0.9%)
Average price (R$/Kg)	*13.21*	*12.22*	*8.1%*	*13.75*	*(3.9%)*
COGS	(2,183)	(1,686)	29.5%	(1,895)	15.2%
COGS/Kg	*(10.83)*	*(9.71)*	*11.5%*	*(9.70)*	*11.7%*
Gross Profit (R$, Million)	479	434	10.2%	792	(39.6%)
Gross Margin (%)	*18.0%*	*20.5%*	*(2.5) p.p.*	*29.5%*	*(11.5) p.p.*
Adjusted EBITDA (R$, Million)	321	245	31.0%	595	(46.1%)
Adjusted EBITDA Margin (%)	*12.0%*	*11.5%*	*0.4 p.p.*	*22.2%*	*(10.2) p.p.*

In this quarter, the EBITDA margin returned to levels close to those of 2021, +0.4p.p. y/y. We highlight the 16.1% y/y volume growth and 7.7% y/y increase in average prices in dollars offsetting the increase in costs.

Compared to the previous quarter, we highlight the 3.1% q/q volume increase, which contributed to further consolidate our leadership in the region, especially in the processed food category, in which we observed growth of 8.4% q/q. The 10.2p.p. q/q EBITDA margin retraction in the region is mainly explained by i) the 6.8% q/q reduction in dollar prices in the GCC countries[11], after the historical peaks observed in June and July; ii) the impact of FX on local inventory costs; and iii) the deterioration of Turkey's results, given the challenging macroeconomic scenario in the region.

In the GCC, we highlight the 1.7p.p.[12] q/q market share expansion in processed products, reaching 18.1%[13] in the quarter, +3.3 p.p.[14] y/y. The share of value-added items reached 21% of the volume sold in the region. The intensification of tourism and the expansion of the local economy, with emphasis on the World Cup in Qatar, will contribute to sustain profitability at high levels in the segment. During the quarter our plant in Kizad, Abu Dhabi was rehabilitated to export processed products to Saudi Arabia, increasing the supply of processed products to the country.

In Turkey, a challenging scenario of accumulated inflation of 83.4%[15] puts pressure on disposable income and the purchasing power of consumers, inhibiting cost transfers in the same proportion. We are increasing the volume of exports to restrict the local supply, stimulating the reaction of the domestic market. Despite this scenario, volume in this region grew 8.0% q/q, strengthening our leadership with a consolidated market share gain of 0.5p.p..[16] y/y to 22.4%[17], with emphasis on the processed products category, which reached 30% of market share in the third quarter.

[9] Average Price U$/tons 3Q22 vs 2Q22. Source: Secretariat of Foreign Trade - SECEX
[10] Average Price U$/tons 3Q22 vs 2Q22. Source: Secretariat of Foreign Trade - SECEX
[11] Oman, United Arab Emirates, Saudi Arabia, Qatar, Bahrain, and Kuwait.
[12] Source Nielsen, 3Q22 vs 2Q22, held until September 2022.
[13] Source: Nielsen. 3Q22, held until September 2022.
[14] Source Nielsen, 3Q22 vs 3Q21, held until September 2022.
[15] 12-month accumulated variation. Source: Bloomberg.
[16] Source Nielsen, 3Q22 vs 2Q22, held until September 2022.
[17] Source: Nielsen, accumulated result for July to September 2022.

3. Direct Exports

Direct Exports	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Net Operating Revenues (R$, Million)	**2,171**	**1,740**	**24.8%**	**1,943**	**11.7%**
Average price (R$/Kg)	*12.61*	*9.71*	*29.8%*	*12.02*	*4.9%*
COGS	(1,653)	(1,492)	10.8%	(1,540)	7.3%
COGS/Kg	*(9.60)*	*(8.33)*	*15.3%*	*(9.53)*	*0.8%*
Gross Profit (R$, Million)	**518**	**247**	**109.3%**	**402**	**28.6%**
Gross Margin (%)	*23.8%*	*14.2%*	*9.6 p.p.*	*20.7%*	*3.1 p.p.*
Adjusted EBITDA (R$, Million)	**265**	**92**	**188.6%**	**236**	**12.6%**
Adjusted EBITDA Margin (%)	*12.2%*	*5.3%*	*6.9 p.p.*	*12.1%*	*0.1 p.p.*

In 3Q22, there was a new record revenue for the segment, which totaled R$2,171 million, up 24.8% y/y, mainly due to the 29.8% increase in the average sales price, which reflects the SECEX export price movement of Brazilian chicken meat that rose 21.6% y/y[18]. The increase offset lower poultry volumes to non-GCC Halal markets. Thus, the division presents a 9.6 p.p. y/y expansion in gross margin that compensates the increase in operating expenses, impacted by the higher cost of international freight.

In relation to the previous quarter, we observed sequential volume growth and an increase in BRF's share within Brazilian exports to the GCC (+1 p.p.)[19], Africa (+3 p.p.), the Americas (+4 p.p.) among other markets. Although we have observed a drop in export prices of chicken meat in the Gulf countries since July, prices have settled at high levels, according to SECEX, an increase of 22.9% y/y, while export prices of chicken meat to Chile and Mexico increased by 22.0% and 56.4% y/y [20], respectively. We believe that the protein supply restriction will continue to sustain prices at high levels, allowing us to perform well in direct exports.

The company continues to prospect market opportunities, among which we highlight new qualifications for our plants granted for exports to destinations such as Canada, Singapore, Cuba, Mexico, Japan, and Malaysia[21].

OTHER SEGMENTS

Other Segments + Ingredients	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Net Operating Revenues (R$, Million)	**684**	**549**	**24.5%**	**678**	**0.8%**
COGS	(480)	(385)	24.5%	(503)	(4.7%)
COGS/Kg	*(3.63)*	*(4.05)*	*(10.3%)*	*(3.80)*	*(4.5%)*
Gross Profit (R$, Million)	**204**	**164**	**24.5%**	**175**	**16.8%**
Gross Margin (%)	*29.8%*	*29.8%*	*(0.0) p.p.*	*25.8%*	*4.1 p.p.*
Adjusted EBITDA (R$, Million)	**144**	**134**	**7.3%**	**127**	**13.4%**
Adjusted EBITDA Margin (%)	*21.1%*	*24.5%*	*(3.4) p.p.*	*18.7%*	*2.3 p.p.*

The result of Other Segments reflected the positive performance in the Ingredients and Pet business, in sales volumes and in revenues.

In the Ingredients segment, BRF maintained the good performance achieved in 2Q22, capturing opportunities, and expanding business alternatives. We continue to add value to our co-products to maximize business integration and aggregate profitability. Compared to the same period in 2021, it realized a 29.9% higher net price, offsetting the lower volume.

For the Pet Food segment, the Company presents evolutions in the 3Q22 results. EBITDA increased 27.2% compared to the previous quarter, we continue to move forward with the integration plan and in capturing synergies.

---

[18] Variation of the average price (U$/tons) in 3Q22 vs 3Q21. Source: Secretariat of Foreign Trade - SECEX
[19] Variation of the percentage share of BRF exports over Brazilian exports. Source: Secex and BRF.
[20] Average Price U$/tons 3Q22 vs 3Q21. Source: Secretariat of Foreign Trade - SECEX
[21] Until October/2022

CORPORATE

Corporate - R$ Million	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Gross Profit	0	0	n.m	0	n.m
Adjusted EBITDA	(28)	(56)	-50.3%	(25)	9.8%

This segment was impacted by i) -R$16.9 million in provisions for civil and tax contingencies; ii) -R$19.0 million related to disposal and write-off of fixed assets; iii) +R$7.6 million related to income from asset demobilization; and iv) +R$0.3 million related to other net effects (as per Explanatory Note 25 to the Interim Financial Information).

BRANDS AND INNOVATION

Brazil:

We simplified our portfolio disposing low representative items to improve profitability and optimize inventories with higher service efficiency. We have reinforced our product portfolio by launching new products for barbecues and festive celebrations in general, especially with the NaBrasa line from Perdigão (e.g., pork's prime Brazilian cuts for barbecue), fresh peperoni sausage, new packaging with various weights of cheese slices, pork hamburger, among others. This quarter, Sadia and Perdigão brands together registered an increase of 0.3 p.p. in preference in the food sector, versus the accumulated in the same period of the previous year, closing the quarter with 42.8%[22]. For margarines, we reached 60.4% preference, with Qualy being responsible for 51% of this total. According to Nielsen, we have evolved in market share in the last bimonthly readings, especially in margarines (+ 1.4p.p.) and processed products (+0.7p.p.) with growth leveraged by cold cuts, which grew 1.2p.p. vs. the last two months, being 0.6p.p. at Sadia and 0.6p.p. at Perdigão. Franks and sausages show 0.4p.p. increase. Our brands were also highlighted in Folha's "Top of Mind" award, where Sadia received the award for the 10th consecutive time for frozen meals and for the first time in the peperoni sausage category, which debuted this year. Qualy is the leader for the 17th consecutive time in the margarine category.

In addition, we have initiated several campaigns focused on highlighting the attributes of our brands' iconic products. We present the new signature and positioning of the Sadia brand: *"Seu dia pede Sadia"* (your day calls for Sadia). A contemporary language that reinforces its product attributes and superiority in consumer preference. Perdigão released the webseries "*Receitas com Calabresa*" (Recipes with Calabresa) through *Globoplay, Youtube* and *Spotify* that generated more than 198 million impacts with the campaign and was present in the program of our ambassador, *Pipoca da Ivete*. Qualy, the favorite margarine of Brazilians, has innovated with its new campaign highlighting with irreverence the quality and unique flavor with its new ambassadors, *Supla*, *Jojo Todynho*, and *Ary Fontoura*.

International:

BRF continues to gain market share in Halal markets, consolidating its leadership and competitive advantage. According to Nielsen, we expanded our GCC share sequentially to 37.7%, +1.9 p.p. y/y, with gains in both the In Natura and processed categories over the same period last year. This quarter, we highlight the sequential growth of +1.7 p.p. for processed foods. We also achieved a 48.0% share of the Griller market in the region.

The marketing communication in UAE, Oman, Kuwait, and Qatar focused on the variety of the breaded portfolio, among them the latest innovations, such as the Sadia Mini Chef line and Sadia Nuggets Tempura. In Saudi Arabia, we partnered with influencers to create engaging and relatable content that would resonate with and spark interest in the modern matrix. The campaign reached 11 million people throughout the GCC region.

In Turkey, the Banvit brand maintained its leadership in all subcategories of the Turkish market reaching 22.4%[23] consolidated market share. In ready-to-go meals we reached 30.0% and in chicken cuts we reached 18.8%, a gain of 3.8 p.p. y/y.

---

[22] Source: Kantar Insights – Food's tracking

[23] Result by September 2022. Source: Nielsen.

Other Segments:

Pet: For the pet food segment, we highlight the expansion of the portfolio for puppies of the Gran Plus Choice and Gran Plus Gourmet lines. Biofresh, the super-premium natural brand, has launched new packaging, new flavors for kittens, adult and neutered cats, and a new product option for senior cats.

ESG Highlights

In this third quarter 2022, we continue to move forward with ESG at the core of BRF's business strategy, with the following highlights:

- BRF's Kizad unit received the "Green Industries" environmental seal from the Abu Dhabi Environment Agency (EAD). The initiative recognizes the plant's sustainable practices. The Company was the first foreign company in the United Arab Emirates to earn the seal.

- Advances in the use of clean energy with the use of solar panels by the Company's integrated producers. BRF already operates with 91% of its energy from renewable sources.

- Use of satellite technology to ensure the tracking of 100% of the grains coming from the Amazon and *Cerrado* biomes by 2025. Currently, we have more than 95% traceability of direct suppliers from these biomes.

- Recognized for the 13th consecutive year with the Gold Seal by the GHG Protocol Program, which is granted to the complete inventories of institutions that present their greenhouse gas emissions verified by specialized companies.

CONSOLIDATED PERFORMANCE

Net Operating Revenue (ROL)

NOR - (R$ Million)	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Volumes - Thousand Tons	1,191	1,168	2.0%	1,157	2.9%
Net Operational Revenues	**14,056**	**12,390**	**13.4%**	**12,939**	**8.6%**
Average Price (NOR)	*11.80*	*10.61*	*11.3%*	*11.18*	*5.6%*

In this quarter, our net revenue in the annual comparison was driven by i) the increase in sales volume; ii) the advance of prices in international markets, especially in the Asia and Direct Exports segments; iii) the price pass-through in the domestic market. Eliminating the effects of hyperinflation in Turkey, the pro-forma consolidated net revenue reached R$14,039 million in the period.

Operating income protection strategy - hedge accounting

The effects of the financial instruments for exchange protection of the result totaled - R$39.7 million in 3Q22, according to Explanatory Note 24.5 of the Interim Financial Information, and arise from positions settled in the quarter, whose formation occurred over the 12 months prior to their settlement.

Build-up of Derivatives Instruments Settled in 3Q22	4Q21	1Q22	2Q22	3Q22
Cummulative Notional Exposure (US$ Million)	10	8	351	507
Average Strike Price (BRL/USD)*	6.08	4.97	5.07	5.16

* Weighted average rate

Similarly, the position due, according to Explanatory Note 24.4.2.ii to the Interim Financial Information, is shown below.

Derivatives Instruments by Expiry Date - US$ Million	4Q22	1Q23	2Q23	3Q23
Notional to be settled in each period	371	49	20	5
Strike Price (BRL/USD)*	5.34	5.49	5.56	5.71

* Weighted average rate

The Company may carry out additional contracting for cash flow protection, as foreseen in its Financial Risk Management Policy, always backed by future export revenues, as its probability evolves and assuming a defined time horizon of up to 12 months. For cash flow hedge purposes, we emphasize that its objective is

to protect the operational result and reduce volatility, not allowing, under any circumstances, the contracting of derivative financial instruments for speculative purposes.

Cost of Goods Sold (COGS)

COGS - R$ Million	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Cost of Goods Sold	(11,458)	(9,902)	15.7%	(10,956)	4.6%
R$/Kg	*-9.62*	*-8.47*	*13.6%*	*-9.47*	*1.6%*

Compared to 3Q21, we observed a unit cost increase mainly due to i) higher grain prices (soybeans +11.0% y/y, soybean oil +16.6% y/y and soybean meal +6.6% y/y)[24]; ii) higher labor costs, a 12-month accumulated INPC of 7.2% until September; iii) increase in fuel prices (ANP diesel +53.7% y/y[25] and Brent oil +44.3% y/y)[26]; and iv) inflationary effects on goods and services impacted by inflation, with IPCA of +7.2%[27] and IGP-M[28] of +8,2%.

Eliminating the effect of Turkey's hyperinflation, the pro-forma cost of goods sold reached R$11,413 million in the period.

When analyzing the Embrapa ICP theoretical cost index, it is possible to observe an increase in the production cost of swine of 3.7% q/q[29] and a slight drop in the production cost of chicken of -1.6% q/q, reflecting the drop in the spot price of grains, but still at high levels. In the annual comparison, the indexes show a 5.1% and 8.9% y/y increase[30] for chicken and pork, respectively. We still see the profitability of producers pressured by the challenging scenario to produce these animals in Brazil, with margins of chicken and pork producers at levels below the historical average. The graphs below show the evolution of the ICP-Embrapa and the producer margin index[31].


Evolution of the Embrapa Cost Index - Base 100
202
195
100
jan/19
mar/19
mai/19
jul/19
set/19
nov/19
jan/20
mar/20
mai/20
jul/20
set/20
nov/20
jan/21
mar/21
mai/21
jul/21
set/21
nov/21
jan/22
mar/22
mai/22
jul/22
set/22
Embrapa's Chicken Cost Index
Embrapa's Pork Cost Index

---

[24] 6-month moving average variation of grain and oil prices. Source: Bloomberg and Cepea/ESALQ

[25] Source: ANP - Brazilian National Agency of Petroleum, Natural Gas and Biofuels (Average 3Q22 vs average 3Q21)

[26] Variation of the quarterly average price (U$/barrel). Source: Bloomberg

[27] 12-month accumulated variation. Source: Brazilian Institute of Geography and Statistics

[28] 12-month accumulated variation. Source: Fundação Getúlio Vargas

[29] Embrapa production cost index (ICP Chicken and ICP Swine) quarterly average variation, 3Q22 vs 2Q22, publicly available at www.embrapa.br

[30] Embrapa production cost index (ICP Chicken and ICP Swine) quarterly average variation, 3Q22 vs 3Q21, publicly available at www.embrapa.br

[31] Source: Bloomberg, CEPEA-Esalq. Price of whole chicken and pork carcass relative to cycle-adjusted feed cost of chicken and pork on Basis 100

Operating Expenses

Operating Expenses - R$ Million	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Selling Expenses	**(1,864)**	**(1,539)**	**21.1%**	**(1,663)**	**12.1%**
% of the NOR	*(13.3%)*	*(12.4%)*	*(0.7) p.p.*	*(12.8%)*	*(0.4) p.p.*
General and Administrative Expenses	**(197)**	**(233)**	**(15.4%)**	**(177)**	**11.1%**
% of the NOR	*(1.4%)*	*(1.9%)*	*0.5 p.p.*	*(1.4%)*	*(0.0) p.p.*
Operating Expenses	**(2,062)**	**(1,772)**	**16.3%**	**(1,840)**	**12.0%**
% of the NOR	*(14.7%)*	*(14.3%)*	*(0.3) p.p.*	*(14.2%)*	*(0.4) p.p.*

The percentage of operating expenses over net revenue remained stable in comparison to 3Q21 (-0.3 p.p.). We observed an increase in selling expenses, impacted by the increase in freight and fuel rates in the domestic market and in international logistics. On the other hand, the Company presented a 15.4% reduction in administrative expenses and fees, partially mitigating the inflationary movements of costs and services, through Spend Matrix Management. We highlight the sustained investments in marketing campaigns and point of sale actions, with the active participation of the Sadia and Perdigão brands in television advertisements for the Qatar World Cup, both in the domestic market and in international markets such as Turkey and Halal DDP.

Other Operational Results

Other Operating Results - R$ Million	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Other Operating Results	**26**	**15**	**81.4%**	**(3)**	**(1142.1%)**
% of the NOR	*0.2%*	*0.1%*	*0.1 p.p.*	*(0.0%)*	*0.2 p.p.*

This performance is mainly due to i) recovery of expenses of R$11MM; ii) reimbursement for assured indemnity of claims in R$ 8 MM; and iii) results from the sale of assets in R$ 8 MM. For futher details about this item, see Explanatory Note 27 to the Interim Financial Information.

Net Financial Result

Financial Results - R$ Million	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Financial Income	**406**	**134**	**203.3%**	**183**	**121.2%**
Interest on cash and cash equivalents	113	60	89.6%	85	33.6%
Interest on recoverable taxes	58	61	(4.2%)	82	(28.5%)
Interest on other assets	234	13	1701.0%	17	1271.0%
Financial Expenses	**(1,000)**	**(1,047)**	**(4.5%)**	**(894)**	**11.8%**
Interests on loans and borrowings	(474)	(378)	25.3%	(430)	10.0%
Interest on contingencies, leasing and actuarial liabilities	(106)	(124)	(14.6%)	(121)	(12.8%)
Written option - Business combination (Banvit)	0	(353)	n.m	0	n.m
Adjustment to present value	(292)	(171)	70.8%	(239)	22.4%
Other	(128)	(21)	510.9%	(104)	23.5%
Monetary, exchange and derivative results, net	**(89)**	**(72)**	**23.1%**	**101**	**(187.9%)**
Exchange rate variation on monetary assets and liabilities	(139)	(626)	(77.8%)	(657)	(78.8%)
Derivative results	(11)	554	(101.9%)	483	(102.2%)
Turkey hyperinflation	61	0	n.m	275	(77.7%)
Net Financial Results	**(682)**	**(985)**	**(30.7%)**	**(610)**	**11.9%**

The main components of the net financial result have been grouped into the following categories:

Financial revenues: The execution of the repurchases of bonds maturing in 2030 and 2050 in the amounts of US$ 102.3 million and US$ 86.9 million, respectively, resulted in a financial gain of R$ 214 million allocated in the other financial income account. Additionally, the higher remuneration on the liquidity position, due to the higher interest rate (CDI) observed in the period and the higher balance of cash and investments contributed positively.

Financial Expenses: They arise from the effect of the following accounts described below:

(i) **Interest on loans and financing:** Increase in interest expenses in reais by R$ 159 million in 3Q22 due to the higher CDI in the period, as well as the balance of debt exposed to the CDI (DI accumulated. 3.21% in 3Q22 vs. 1.19% in 3Q21), partially offset by the reduction in interest expenses in other currencies by R$56 million (average exchange rate of R$5.26/US$ in 3Q22 vs R$5.23/US$ in 3Q21), caused mainly by the lower balance of debt in foreign currency, due to bond maturities at the end of 2Q22, as well as the effect of the bond buybacks that occurred in 3Q22.

(ii) **Interest on contingencies and leases:** Lower expenses in 3Q22 by R$7 million due to lower interest on civil contingencies.

(iii) **Adjustment to present value (APV):** Reflects the higher balance of suppliers and higher interest rates in the comparison between the periods. The APV refers to the finance charge associated with the payment terms of customer and supplier accounts, with a corresponding entry in gross profit.

(iv) **Released Option - Business Combination (Banvit):** The fair value of the put option related to the business combination ("put option" Banvit) fluctuated in accordance with Banvit's results. This option was extinguished in December 2021, with a null impact in 3Q22 compared to a negative impact of R$353 million in 3Q21.

(v) **Other financial expenses:** Includes bank fees, expenses with credit assignment and insurance, taxes on financial income, provision for tax credit discount, among other effects. Higher expenses in 3Q22 were mainly due to the consistent increase in the CDI rate in the period, as well as higher taxes on financial income and the provision for tax credit discounts.

(vi) **Monetary and exchange variations and derivative results:** The Company has financial assets and liabilities denominated in foreign currency, the exchange rate variations of which affect the financial result. The Company enters into derivative financial instruments to hedge this net balance sheet currency exposure, as per note 24.4.2 of the Interim Financial Information. In 3Q22, the 3.2% depreciation of the real in the period (closing exchange rate of R$5.41/US$ in Sep/22 vs. R$ 5.24/US$ in Jun/22) had a negative effect in the exchange variation on monetary assets and liabilities of R$ 139 million. The result with derivatives in the amount of -R$ 11 million is explained by: (i) +R$139 million of exchange variation, neutralizing the negative effect of exchange variation on monetary assets and liabilities (as highlighted above), and (ii) -R$150 million of interest and fair value. Additionally, net monetary gains of +R$61 million were recognized for the hyperinflationary impact of the operations in Turkey.

Net Profit (Loss)

Net Income / (Loss) - R$ Million	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Consolidated Net / (Loss) Income - Continued Op.	(137)	(271)	(49.5%)	(451)	(69.7%)
Net Margin (%) - Continued Op.	*(1.0%)*	*(2.2%)*	*1.2 p.p.*	*(3.5%)*	*2.4 p.p.*
Consolidated Net / (Loss) Income - Total Consolidated	(137)	(277)	(50.7%)	(468)	(70.7%)
Margem Líquida (%) - Total Consolidated	*(1.0%)*	*(2.2%)*	*1.3 p.p.*	*(3.6%)*	*2.5 p.p.*

The Company recorded a loss of R$ 137 million vs. a loss of R$ 271 million in 3Q21 from continuing operations. The R$134 million improvement is mainly explained by lower financial expenses of R$303 million and a positive net, non-cash impact of Turkey's hyperinflation of R$17 million, which offset the lower corporate EBIT of R$167 million in the annual comparison.

Adjusted EBITDA

EBITDA - R$ Million	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Consolidated Net Income - Continued Op.	(137)	(271)	(49.5%)	(451)	(69.7%)
Income Tax and Social Contribution	18	17	7.9%	(19)	(196.2%)
Net Financial	682	985	(30.7%)	610	11.9%
Depreciation and Amortization	759	681	11.5%	757	0.3%
EBITDA	1,323	1,411	(6.3%)	897	47.4%
EBITDA Margin (%)	*9.4%*	*11.4%*	*(2.0) p.p.*	*6.9%*	*2.5 p.p.*
Impacts of Carne Fraca/Trapaça operations (note 1.4)	0	0	(100.0%)	0	n.m
Corporate Restructuring (note 29)	22	0	n.m	12	92.4%
Tax recoveries (note 27 and 29)	(25)	(10)	156.6%	(36)	(30.8%)
Non controlling shareholders	14	(5)	n.m	(92)	n.m
Hyperinflation (note 1.5)[1]	40	0	n.m	142	(71.8%)
Debt designated as hedge accounting (note 24.5)	0	0	n.m	445	n.m
Costs on business diposed (Impairment) (note 25)	-	(53)	n.m	-	n.m
Expenses with mergers and acquisitions (note 29)	0	22	n.m	0	n.m
Adjusted EBITDA	1,374	1,367	0.5%	1,368	0.4%
Adjusted EBITDA Margin (%)	*9.8%*	*11.0%*	*(1.3) p.p.*	*10.6%*	*(0.8) p.p.*

[1] includes hyperinflation effect of R$33 million and impact of non-controlling shareholders' participation in the amount of R$7 million.

CAPITAL STRUCTURE

Free Cash Flow Table

Million BRL	3Q22	3Q21	LTM
EBITDA	1,323	1,411	4,133
Working Capital	-86	-50	-584
Δ Accounts Receivable	-243	-346	-661
Δ Inventories	-931	-1,309	-886
Δ Suppliers	1,088	1,604	962
Others	118	152	-527
Cash Flow from Operating Activities	1,355	1,513	3,021
CAPEX with IFRS16	-950	-991	-3,851
Cash Flow from Operations with Capex	405	522	-830
M&A and Sale of Assets	-121	-779	-137
Cash Flow from Investments	-1,070	-1,770	-3,988
Cash - Financial Results	-192	-213	-1,103
Interest Income	129	62	415
Interest Expenses	-577	-375	-1,568
Net and Financial Interest - cash effect	-640	-526	-2,257
Free Cash Flow - ex Currency Effects	-356	-783	-3,224
Derivatives	14	476	-888
FX Variation on Cash and Cash Equivalents	115	199	181
Cash Flow from Financing Activities	-511	150	-2,964
Free Cash Flow	-226	-108	-3,932
New Debt Amortizantions	715	126	327
Shares Buyback	-	-	-
Cash Variations	489	18	1,652

* The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Interim Financial Information, notably with respect to: (i) derivative instruments for protection of balance sheet currency exposure that are reclassified from operating cash flow to financial cash flow; and (ii) the repayments and borrowings of loans and financing that are classified as financial cash flow in the accounting documents, but considered outside the generation of free cash flow in this flow, making up the total cash variation.

Free Cash Flow

The evolution of the operating cash generation contributed significantly to the sequential improvement of the free cash flow excluding the currency effects. The free cash flow generation in the quarterly comparison was higher by approximately R$ 400 million, if we disregard the exchange rate effects observed in the period. Below we present the breakdown of the free cash flow components:

Operating Cash Flow and Cash Conversion Cycle

In 3Q22 the operating cash flow reached 1.355 billion, as a result of steady operating performance (EBITDA) and reduced cash conversion cycle. Despite the seasonal evolution of commemorative finished product inventories and the increase in strategic grain stocks during the *"safrinha"* (second crop season), we were able to materialize important reductions in secondary and meat raw material inventories. We also observed an increase in the amounts receivable from customers and an evolution in the amounts payable to suppliers because of the increase in the average negotiated terms. Other variations in working capital are explained by i) provisions for 13th salary, vacation, and bonus at +R$153 million; ii) the exchange variation of other

assets and liabilities[32] at +R$ 124 million; (iii) advances to suppliers and from clients at -R$ 119 million. The Company has offset federal and state taxes in the amount of R$ 282 million in 3Q22 (see Explanatory Note 9.4 to the Interim Financial Information).

The Company's cash conversion cycle ended 3Q22 with an efficiency of 13.6 days, record low, down 2.9 days from the same period last year and 1.5 days from 2Q22. The variation is essentially due to the increase in the average term of inventories, mainly due to the higher volume of grains and products from the year-end commemorative portfolio more than offset by the average term of suppliers.

Investment Cash Flow

Cash flow from investments totaled R$1,070 million in 3Q22, R$ 700 million lower than in 3Q21 due to lower Capex spending and the negative net impact of M&A in 3Q21 with the acquisitions of companies in the Pet segment - Hercosul and Mogiana Alimentos.

The Capex in the quarter totaled R$ 950 million, representing a 4% reduction in relation to 3Q21. We observed a strong reduction in growth investments due to the completion of major projects in the last twelve months, offset by the progress in operational efficiency projects, with initiatives for automation and modernization of production units.

A total of R$ 392 million were allocated in projects for growth, efficiency and support; R$ 348 million for biological assets and R$ 209 million for leasing and others, as shown in the table below.

CAPEX - R$ Million	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Growth	(111)	(233)	(52.6%)	(156)	(29.0%)
Efficieny	(111)	(66)	68.9%	(100)	11.4%
Support	(170)	(151)	12.8%	(210)	(18.7%)
Biological Assets	(348)	(333)	4.6%	(319)	9.1%
Commercial Lease and Others	(209)	(208)	0.8%	(204)	2.4%
Total	**(950)**	**(991)**	**(4.1%)**	**(989)**	**(3.9%)**
Total M&A	(121)	(779)	(84.5%)	5	n.m
Total - CAPEX + M&A	**(1,070)**	**(1,770)**	**(39.5%)**	**(983)**	**8.9%**

Among the main projects in 3Q22 we highlight the following:

- Growth:
  - (i) Project for expansion of production capacity in the foreign market in the Bandirma unit in Turkey.
  - (ii) Project for making the co-products generated at the slaughterhouse profitable, by increasing the hydrolyzed protein capacity at the Concórdia - SC unit.
  - (iii) Projects to meet the demand for industrialized products in the domestic market, with emphasis on investments in increasing capacity for sausages in Videira – SC, cured sliced products in Concórdia – SC, and ham in Uberlândia – MG.
  - (iv) Increase in capacity for frozen goods *in natura* in Rio Verde - GO and Mineiros - GO.
  - (v) Projects for licenses in new markets.

- Efficiency:
  - (i) Projects for automation of the slaughter line at the unit in Uberlândia - MG.
  - (ii) Technology projects in new retail marketing platforms.
  - (iii) Projects to increase operational efficiency in the industrial production and logistics chain, aiming at diluting fixed costs, reducing expenses, and increasing productivity, with highlights for the Toledo - PR, Dourados - MT, and Lucas do Rio Verde - MT units.

- Support:
  - (i) Asset replacement projects for the industrial park.
  - (ii) Projects for improving the working conditions of employees in production processes.
  - (iii) Projects for maintenance of forestry operations.

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[32] Effect of exchange rate variation by the translation of working capital items denominated in foreign currency, which have as a counterpart the financial result and equity.

(iv) Projects for renovation and adequacy of assets related to product quality in slaughterhouses, factories, and farms.
(v) Digital Journey projects with tools focused on information security, implementation of corporate and operational management programs, and improving customer experience.

Financial Cash Flow

In the face of a consistent increase in the CDI rate, net interest expenses and cash-effect financing showed an increase of R$114 million in relation to 3Q21. The financial cash flow totaled a cash consumption of R$511 million in 3Q22, when incorporating the exchange effects of derivatives for balance sheet protection and Foreign Exchange Variation of Cash and Cash Equivalents, which totaled R$ 129 million, mainly due to the exchange devaluation observed in 3Q22 (closing exchange rate R$ 5.41/US$ in Sep/22 vs. R$5.24/US$ in Jun/22). The company emphasizes that it has been actively managing to mitigate short-term impacts on cash due to exchange rate volatility through liability management initiatives that contribute to the reduction of net indebtedness in dollars, thus reducing the need for the intensive use of derivatives to cover exchange rate risk.

Indebtedness

R$ Million		In 09.30.2022		In 06.30.2022	
Debt	Current	Non-current	Total	Total	Δ %
Local Currency	(1,317)	(9,682)	(10,998)	(9,272)	18.6%
Foreign Currency	(1,833)	(11,284)	(13,117)	(13,791)	-4.9%
Gross Debt	**(3,150)**	**(20,966)**	**(24,116)**	**(23,062)**	**4.6%**
Cash Investments*					
Local Currency	3,381	102	3,483	4,252	-18.1%
Foreign Currency	5,373	429	5,803	4,545	27.7%
Total Cash Investments	8,755	531	9,286	8,797	5.6%
Net Debt	**5,605**	**(20,435)**	**(14,830)**	**(14,266)**	**4.0%**

* The cash considered is composed of: Cash and Cash Equivalents, Financial Investments and Restricted Cash.

Total gross debt includes the item Net Derivative Financial Instruments, current and non-current, in the aggregate amount of R$70 million, as per Explanatory Note 24.3 of the Interim Financial Information. The Company's gross leverage ended the quarter at 5.30x vs. 4.47x in the same period of the previous year. Funding for the quarter totaled R$2,188 million and settlements totaled R$1,473 million. Additionally, the average indebtedness term ended 3Q22 at 8.4 years, a reduction of 0.9 years compared to 3Q21.

We completed the following operations in the quarter: (i) issuing R$ 1.7 billion in Certificates of Agribusiness Receivables - CRA, (ii) raising R$ 387 million in Rural Credit, and (iii) repurchasing US$ 189.2 million in bonds maturing in 2030 and 2050, among other contracts in subsidiaries.

Net indebtedness totaled R$14,830 million in 3Q22, an increase of R$564 million when compared to 2Q22, due mainly to the impact of the exchange devaluation on net debt, of -R$353 million. The Company's net leverage, measured by the ratio of net debt to last twelve months Adjusted EBITDA, reached 3.26x in 3Q22 vs. 3.14x in 2Q22 (USD equivalent leverage reached 3.17 vs. 3.15 in 2Q22).

In the normal course of business, the Company may consider from time-to-time repurchasing any of its Senior Unsecured Notes (bonds), subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange rate indexation of the debt profile. Such repurchases can even occur through open market transactions. In accordance with applicable laws, such transactions can be entered into at any time and the Company has no obligation to purchase any specific amount of the bonds.

The Company reiterates that it has no financial leverage covenants and reaffirms that it will continue to act in a disciplined way in the management of its capital structure, liquidity, and leverage.

Net Debt Evolution

R$ milion


+564 (+4%)
14,266
-1,355
1,070
640
209
14,830
Cash effect:
(R$ 625)
(R$129) Derivatives and Availabilities
(R$ 496) Paid Interest
Non-cash effects:
R$834
R$482 Gross Debt FX and Derivatives
R$ 352 Accrual Interest
Net Debt 2Q22
3.14x
Operational Cash Flow
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Debt and Cash FX. Var., Debt Interest and Derivative
Net Debt 3Q22
3.26x
Net Leverage (Net Debt/Adjusted EBITDA)

**Financial cash flow discounting exchange rate derivatives cash effect and exchange variation of cash from applications*

RELATIONSHIP WITH INDEPENDENT AUDITORS

Under CVM Instruction 381, of January 14, 2003, the Company informs that its policy for contracting services not related to external auditing is based on principles that preserve the auditor's independence.

In compliance with CVM Instruction 381/03, in the nine months ended in September 30, 2022, KPMG *Auditores Independentes* was not hired to perform services not related to external audit.

Under CVM Resolution 80/2022, the Company's Management in a meeting held on 09.11.2022 states that it has discussed, reviewed, and agreed with the information expressed in the independent auditors' review report on the Interim Financial Information for the period of the third quarter of 2022.

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	3Q22	3Q21	Chg. % y/y	2Q22	Chg. % q/q
Net Operating Revenues	14,056	12,390	13.4%	12,939	8.6%
Cost of Sales	(11,458)	(9,902)	15.7%	(10,956)	4.6%
% of the NOR	*(81.5%)*	*(79.9%)*	*(1.6) p.p.*	*(84.7%)*	*3.2 p.p.*
Gross Profit	2,598	2,488	4.4%	1,983	31.0%
% of the NOR	*18.5%*	*20.1%*	*(1.6) p.p.*	*15.3%*	*3.2 p.p.*
Operating Expenses	(2,062)	(1,772)	16.3%	(1,840)	12.0%
% of the NOR	*(14.7%)*	*(14.3%)*	*(0.3) p.p.*	*(14.2%)*	*(0.4) p.p.*
Selling Expenses	(1,864)	(1,539)	21.1%	(1,663)	12.1%
% of the NOR	*(13.3%)*	*(12.4%)*	*(0.8) p.p.*	*(12.8%)*	*(0.4) p.p.*
Fixed	(1,083)	(970)	11.6%	(1,059)	2.2%
Variable	(782)	(569)	37.3%	(603)	29.5%
General and Administrative Expenses	(197)	(233)	(15.4%)	(177)	11.1%
% of the NOR	*(1.4%)*	*(1.9%)*	*0.7 p.p.*	*(1.4%)*	*(0.0) p.p.*
Honorary of our Administrators	(16)	(18)	(13.8%)	(15)	4.7%
% of the NOR	*(0.1%)*	*(0.1%)*	*0.0 p.p.*	*(0.1%)*	*0.0 p.p.*
General and Administrative	(181)	(215)	(15.5%)	(162)	11.7%
% of the NOR	*(1.3%)*	*(1.7%)*	*0.4 p.p.*	*(1.3%)*	*(0.1) p.p.*
Operating Income	536	716	(25.1%)	143	275.4%
% of the NOR	*3.8%*	*5.8%*	*(2.0) p.p.*	*1.1%*	*2.7 p.p.*
Other Operating Results	26	15	n.m.	(3)	n.m.
EBIT	563	730	(22.9%)	140	301.3%
% of the NOR	*4.0%*	*5.9%*	*(1.9) p.p.*	*1.1%*	*2.9 p.p.*
Net Financial Expenses	(682)	(985)	(30.7%)	(610)	11.9%
Income before Taxes	(119)	(254)	(53.2%)	(470)	(74.7%)
% of the NOR	*(0.8%)*	*(2.1%)*	*1.3 p.p.*	*(3.6%)*	*2.9 p.p.*
Income Tax and Social Contribution	(18)	(17)	7.9%	19	(196.2%)
% of Income before Taxes	*15.0%*	*6.5%*	*8.5 p.p.*	*(3.9%)*	*18.9 p.p.*
Consolidated Net Income (Loss) - Continued Op.	(137)	(271)	(49.5%)	(451)	(69.7%)
% of the NOR	*(1.0%)*	*(2.2%)*	*1.2 p.p.*	*(3.5%)*	*2.5 p.p.*
Consolidated Net Income (Loss) - Total Consolidated	(137)	(277)	(50.7%)	(468)	(70.7%)
% of the NOR	*(1.0%)*	*(2.2%)*	*1.3 p.p.*	*(3.6%)*	*2.7 p.p.*
EBITDA	1,323	1,411	(6.3%)	897	47.4%
% of the NOR	*9.4%*	*11.4%*	*(2.0) p.p.*	*6.9%*	*2.5 p.p.*
Adjusted EBITDA	1,374	1,367	0.5%	1,368	0.4%
% of the NOR	*9.8%*	*11.0%*	*(1.3) p.p.*	*10.6%*	*(0.8) p.p.*

CONSOLIDATED BALANCE SHEET

Balance Sheet - R$ Million	09.30.22	06.30.22
Assets		
Current Assets		
Cash and Cash Equivalents	8,336	7,888
Financial Investments	419	378
Accounts Receivable	4,084	3,875
Recoverable Taxes	1,037	1,107
Inventories	9,718	8,801
Biological Assets	2,981	3,052
Other Financial Assets	89	87
Other Receivables	402	358
Anticipated expenses	278	245
Restricted Cash	0	0
Current Assets held to sale	27	27
Total Current Assets	**27,371**	**25,818**
Non-Current Assets		
Long-term assets	10,901	10,773
Cash Investments	444	505
Accounts and other Receivable	21	28
Judicial Deposits	555	569
Biological Assets	1,561	1,517
Recoverable Taxes	5,347	5,196
Deferred Taxes	2,734	2,754
Restricted Cash	87	26
Other Receivables	144	136
Other Financial Assets	7	42
Permanent Assets	20,766	20,242
Investments	100	74
Property, Plant and Equipment	14,174	13,694
Intangible	6,492	6,474
Total Non-Current Assets	**31,667**	**31,014**
Total Assets	**59,038**	**56,832**

Balance Sheet - R$ Million	09.30.22	06.30.22
Liabilities and Equity		
Current Liabilities		
Loans and Financing	3,064	2,754
Debentures	95	68
Suppliers	13,587	12,460
Supply Chain Risk	1,371	1,225
Payroll and Mandatory Social Charges	915	851
Taxes Payable	499	540
Other Financial Liabilities	80	137
Provisions	924	944
Employee Pension Plan	53	53
Other Liabilities	814	830
Total Current Liabilities	**21,402**	**19,863**
Non-Current Liabilities		
Loans and Financing	20,887	20,204
Suppliers	2,364	2,178
Taxes and Social Charges Payable	129	129
Provision for Tax, Civil and Labor Contingencies	621	656
Deferred Taxes	92	94
Employee Pension Plan	521	505
Derivatives	86	28
Other Liabilities	330	348
Total Non-Current Liabilities	**25,029**	**24,143**
Total Liabilities	**46,431**	**44,006**
Shareholders' Equity		
Capital Stock	12,837	12,838
Capital Reserves and Other reserves	2,260	2,267
Other Comprehensive Losses	(1,520)	(1,459)
Accumulated Losses	(1,467)	(1,344)
Treasury Shares	(110)	(114)
Non-Controling Shareholders	606	639
Total Shareholders' Equity	**12,607**	**12,826**
Total Liabilities and Shareholders	**59,038**	**56,832**

* Includes R$629 million of current and R$2,353 million of non-current leasing liabilities, as per Explanatory Note 18 of the Interim Financial Information.

CONSOLIDATED CASH FLOW STATEMENT

R$ Million	2022 YTD	3Q22	3Q21
Loss from continuing operations	**(2,134)**	**(137)**	**(271)**
Adjustments	4,739	1,586	1,780
Variations	(1,095)	(375)	(78)
Trade accounts receivable	(33)	(178)	(219)
Inventories	(355)	(1,016)	(1,084)
Biological assets - current	(117)	56	(103)
Trade accounts payable and Supply chain finance	(591)	763	1,327
Cash generated by operating activities	**1,510**	**1,074**	**1,431**
Redemptions (investments) in securities at FVTPL	(16)	(18)	16
Interest received	223	78	24
Payment of tax, civil and labor provisions	(217)	(80)	(71)
Derivative financial instruments	(1,322)	(4)	476
Other operating assets and liabilities	417	273	(152)
Net cash provided by (used in) operating activities	**595**	**1,325**	**1,723**
Redemptions (investments) in securities at FVTOCI and Amortized cost	46	53	(4)
Redemptions (investments) in Restricted cash	(2)	0	0
Additions to property, plant and equipment	(1,140)	(376)	(448)
Additions to biological assets - non-current	(1,023)	(362)	(335)
Proceeds from disposals of property, plant, equipments and investment	16	10	41
Additions to intangible assets	(183)	(49)	(32)
Business combination. net of cash	(158)	(158)	(852)
Sale of participation in subsidiarles with loss of control	0	0	0
Capital increase in affiliates	(93)	(25)	3
Net cash used in investing activities from discontinued operations	0	0	0
Net cash provided by (used in) investing activities	**(2,537)**	**(908)**	**(1,628)**
Proceeds from debt issuance	2,724	2,188	567
Repayment of debt	(3,143)	(1,473)	(441)
Payment of interest	(1,286)	(496)	(375)
Payment of interest derivatives - fair value hedge	(144)	(82)	(1)
Capital increase through issuance of shares	5,276	(1)	0
'Acquisition of non-controlling interests.	0	0	0
Payment of lease labilities:	(480)	(170)	(175)
Net cash provided by (used in) financing activities	**2,948**	**(33)**	**(426)**
Effect of exchange rate variation on Cash and Cash Equivalents	(200)	65	292
Net increase (decrease) in cash and cash equivalents	**807**	**448**	**(39)**

In the table below we present the reconciliation between the free cash flow view (Free Cash Flow Table, see page 13 of this report) and the accounting free cash flow.

R$ Million	3Q22	3Q21
Free Cash Flow	**(226)**	**(108)**
FX variation of Cash and Equivalents	(65)	(292)
Δ Securities and Restricted Cash	(41)	(70)
Lease Payment	170	175
Δ Interest paid x Interest apropriated	276	15
Others	(61)	(24)
Free Cash Flow (Accounting)	**53**	**(303)**

The accounting free cash flow (R$53 million) consists of the following items from the Statement of Cash Flows of the Interim Financial Information: (i) Net cash generated in operating activities: +R$1,325 million, (ii)

Investments in fixed assets, non-current biological assets, business combinations, and intangible:-R$945 million; (iii) Capital increase in associates: -R$25 million; (iv) Payment of interest and interest derivatives - fair value hedge: -R$577 million; and (v) variation of interest paid versus interest appropriated: +R$276 million.